Mail Stop 6010

May 18, 2006

Daniel B. Carr
Chief Executive Officer
Javelin Pharmaceuticals, Inc.
130 West 42nd Street, 12th Floor
New York, NY 10036

Re: Javelin Pharmaceuticals, Inc.
**   Post-effective Amendment No. 1 on Form S-1**
**   File Number 333-122177**

Dear Mr. Carr:

        This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below. We will make no further review of this filing.

        We note your disclosure on page 66 that the selling shareholders have informed you that they do not have "any agreement, directly or indirectly, with any person to distribute the common stock." Please revise this section to also include the representation that, if true, the selling shareholders received the shares in the ordinary course of business. If a selling shareholder is not able to make that representation, then revise to identify such selling shareholder as an underwriter.

*   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Bruce A. Rich, Esq.
        Thelen Reid & Priest LLP
        875 Third Avenue
        New York, New York 10022